UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 28, 2021

(Date of earliest event reported)

Emerging Fuels Technology, Inc.

(Exact name of issuer as specified in its charter)

Oklahoma	27-3842479
(State or other incorporation)	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue,

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

(918) 286-6802

(Issuer’s telephone number, including area code)

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events

As of October 28, 2021, the Company and all of its Common Stock and Series A Preferred Stock shareholders entered into Amendment No. 1 to the Sixth Amended and Restated Shareholders Agreement (the “Amendment”). The Amendment is filed as Exhibit 3.3 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerging Fuels Technology, Inc.

By:	/s/ Kenneth L. Agee
Name:	Kenneth L. Agee
Title:	President

Date:	November 4, 2021

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Exhibit Index

Exhibit No.	Description

3.3	Amendment No. 1 to Sixth Amended and Restated Shareholders Agreement, dated as of October 28, 2021

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